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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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FORM 4
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

    Pocock          Terrence        H.
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    (Last)         (First)       (Middle)

    5210 Williams Circle, Suite 200
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    (Street)

    Tucson          AZ            85711
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    (City         (State)         (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    Wavetech, Inc. (ITEL)
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3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)

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4.  Statement for Month/Year

    November/1997
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person to Issuer(check all applicable)

    [X] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)


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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A)         5. Amount of     6. Owner-    7. Nature
  (Instr. 3)             action     action       or Disposed of (D)                 Securities       ship         of In-
                         Date       Code        (Instr. 3, 4 and 5)                 Beneficially     Form:        direct
                        (Month/    (Instr. 8)                                       Owned at         Direct       Bene-
                         Day      ----------     -------------------------------    End of           (D) or       ficial
                         Year)                                 (A) or               Month            Indirect     Owner-
                                  Code    V         Amount     (D)      Price      (Instr. 3 and 4)  (I)          ship
                                                                                                     (Instr. 4)  (Instr. 4)
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Common Stock           11-30-97   C                201,667 (1)  A       (1)        201,667            I (2)        By wife.
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Common Stock           11-30-97   C                 86,429 (1)  A       (1)         86,429            I (2)        By son.
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                                                                                   288,096 (2)        I (2)
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Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

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Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
          (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-
   (Instr. 3)                       sion or      action      tion Code     ative Securities Ac-
                                    Exercise     Date       (Instr. 8)     quired (A) or Dis-
                                    Price of    (Month/                    posed of (D)
                                    Deriv-       Day/                     (Instr. 3,4, and 5)
                                    ative        Year)       -----------   ---------------------
                                    Security                 Code    V      (A)         (D)
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Convertible Promissory
  Note                           (1)          11-30-97       C                          (1)
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Convertible Promissory
  Note                           (1)          11-30-97       C                          (1)
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6. Date Exer-       7. Title and Amount of Under-  8. Price   9.  Number   10. Owner-  11. Na-
   cisable and Ex-     lying Securities               of          of Deriv-    ship        ture
   piration Date       (Instr. 3 and 4)               Deriv-      ative        Form        of In-
   (Month/Day/                                        ative       Secur-       of De-      direct
    Year)                                             Secur-      ities        rivative    Bene-
   ----------------    --------------------------     ity         Bene-        Secu-       ficial
   Date     Expira-                   Amount or      (Instr.      ficially     rity:       Own-
   Exer-    tion          Title       Number of       5)          Owned        Direct      ership
   cisable  Date                      Shares                      at End       (D) or     (Instr. 4)
                                                                  of           Indi-
                                                                  Month        rect (I)
                                                                 (Instr. 4)   (Instr. 4)
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(1)         4-24-98     Common Stock  201,667 (1)    (1)          0            I(2)        By wife
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(1)         4-24-98     Common Stock   86,429 (1)    (1)          0            I(2)        By son
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                                                                  70,000 (3)
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Explanation of Responses:

See Exhibit A attached hereto.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                /s/ Terrence H. Pocock         December 10, 1997
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                           **Signature of Reporting Person            Date
                                Terrence H. Pocock

                                   Exhibit A

(1) Represents 12% promissory notes issued in the original principal amounts of $70,000 and $30,000, respectively, made to Wavetech, Inc. as short-term loans, which were converted into shares of Common Stock on November 30, 1997. The amount of principal and interest accruing on the notes was $70,583 and $30,250, respectively. Holders of the notes converted both principal and interest into common stock at $0.35 per share.

(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. The convertible Promissory Notes are held in the reporting person's wife's name and son's name, respectively.

(3) Represents 14,000 shares of common stock issuable upon exercise of Common Stock Warrants held by the reporting person's wife, 6,000 shares of common stock issuable upon exercise of Common Stock Warrants held by the reporting person's son, and 50,000 shares of common stock issuable upon exercise of Non-Employee Director Stock Options issued to the reporting person directly, as previously reported. The reporting person disclaims beneficial ownership of the warrants and convertible Promissory Notes, and the underlying shares of common stock, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. The warrants and convertible Promissory Notes are held in the reporting person's wife's name and son's name, respectively.